SHARE PURCHASE
AGREEMENT

BETWEEN

THE HELLENIC REPUBLIC

AND

DEUTSCHE TELEKOM AG

SHARE PURCHASE AGREEMENT

This share purchase agreement (the “Agreement”) is entered into in Athens on 29th July 2009 between:

1.

THE HELLENIC REPUBLIC (the “HR” or the “Seller”) lawfully represented for the purpose of this Agreement by the Minister of Economy and Finance, pursuant to the decision 133/29.07.2009 of the Inter-Ministerial Privatization Committee of the HR.

AND

2.

DEUTSCHE TELEKOM AG, an electronic communications operator lawfully established and operating under the laws of the Federal Republic of Germany (“DT” or the “Purchaser”), having its registered seat in Bonn, Federal Republic of Germany, and lawfully represented for the purposes of this Agreement by Messrs Axel Lützner and Kevin Copp.

The HR and DT shall be together referred to as the “Parties” and individually as a “Party”.

PREAMBLE

(A)

The Hellenic Telecommunications Organization S.A. (“OTE” or the “Company”) is an electronic communications operator lawfully established and operating as a (ILLEGIBLE) anonyme under the laws of the HR, having its registered seat in Maroussi of Attica (at 99 Kifissias Av.). As at the date of this Agreement, the Company’s paid-up share capital amounts to Euro 1,171,459,429.71 (the “Existing Capital”) and is divided into 490,150,389 common registered shares each having a nominal value of Euro 2.39 (the “Existing Shares”). The Existing Shares are listed and traded on the “Big Capitalization Category” of the “Securities Market” of the Athens Exchange (the “ATHEX”) and are also traded on the New York Stock Exchange in the form of “American Depositary Receipts” and the London Stock Exchange in the form of “Global Depositary Receipts”.

(B)

Pursuant to its decisions 73/06.09.2006 and 74/09.11.2006, the Inter-Ministerial Privatization Committee of the HR (the “IPC”) decided to initiate the process for further privatising OTE in accordance with Law 3049/2002.

(C)

Following the relevant decisions of the IPC and the Supervisory Board of DT, the Parties executed on 14 May 2008 a share purchase agreement for the sale and transfer by the HR to DT of 14,865,886 OTE Shares (as defined below) (the “Share Purchase Agreement”) and a shareholders’ agreement of same date (the “Shareholders’ Agreement”).

(D)	The Share Purchase Agreement and the Shareholders’ Agreement have been ratified by the Greek Parliament by virtue of Law 3676/2008.

(E)	On 5 November 2008 the HR transferred to DT the 14,865,886 OTE Shares under the Share Purchase Agreement.

(F)

According to Paragraph 6.1 of the Share Purchase Agreement, HR was granted the right to require DT to purchase from the HR OTE Shares (the “Put Option 1”), representing five per cent (5%) of such shares (the “Put Option 1 Shares”) at a price of twenty seven Euros and fifty cents (€ 27.50) per OTE Share (the “Put Option 1

Price”). The Put Option 1 becomes exercisable at the Put Option 1 Price, whether in whole or in part by HR irrevocably giving Notice (the “Put Option 1 Exercise Notice”) to DT of its intent to exercise the Put Option 1, specifying therein the exact number of the Put Option 1 Shares and the date for the transfer thereof, which shall be the fifteenth (15th) Business Day from the date of the Put Option 1 Exercise Notice (the “Put Option 1 Date”). Further, Paragraph 6.3. of the Share Purchase Agreement provides that the transfer of any Put Option 1 Shares to DT from the HR shall require the entering into a separate written agreement, substantially in the form of the Share Purchase Agreement, with such adjustments as the Parties will deem necessary in view of the prevailing circumstances.

(G)

Following the IPC decision 127/09.07.2009, the HR sent via fax to DT the Put Option 1 Exercise Notice on 10 July 2009 for the sale and transfer thereto of all Put Option 1 Shares, i.e. 24,507,519 OTE Shares, at the Put Option 1 Price (i.e. 673,956,772.50 Euros) and at the Put Option 1 Date, i.e. the 31st of July 2009.

(H)

DT acknowledged by letter, dated 10 July 2009 and sent via fax, to the HR the safe receipt of the Put Option 1 Exercise Notice and confirmed its agreement on the exact number of the Put Option 1 Shares and Put Option 1 Price mentioned in the Put Option 1 Exercise Notice.

(I)	Pursuant to its decision dated 14th May, 2008, the Supervisory Board of DT approved the entering into this Agreement.

(J)

Pursuant to its decision(s) 127/09.07.2009 and 133/29.07.2009, the IPC approved (i) the sale to DT of the Sale Shares (as defined below), and (ii) this Agreement in accordance with paragraph 1(c) of article 4 of Law 3049/2002.

NOW, THEREFORE, the Parties agree as follows:

Article 1

Definitions and Interpretation

1.1	Definitions

In this Agreement and its Schedules, the following words and expressions have the following meaning:

“Article” means an article of this Agreement.

“ATHEX Regulation” means the regulation of ATHEX as originally approved by the decision of the board of directors of the CMC No 1/304/10.6.2004 and currently in force.

“ATHEX” shall have the meaning ascribed to it in the Preamble.

“Authority” means any government, governmental, supranational or other regulatory body, any court, arbitral tribunal and any agency including, without limitation, the CMC, ATHEX and any Greek or European antitrust or competition authority.

“Block Trade” means the transfer of the Sale Shares by the HR to DT through a pre-agreed on-exchange transaction, in accordance with article 2.3.8. et seq. of the ATHEX Regulation.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for normal business in Greece and in Germany.

“Clearing Regulation” means the regulation of the HELEX relating to the clearing and settlement of stock exchange transactions in securities that are traded on ATHEX in dematerialised form, which was originally approved by the decision of the board of directors of the CMC No 2/304/10.06.2004, as amended and currently in force.

“CMC” means the Hellenic Capital Market Commission.

“Completion” means the execution of the Block Trade in accordance with Article 4.

“Completion Date” has the meaning ascribed thereto in Article 4.

“Confidential Information” shall have the meaning ascribed to it in Article 9.1.

“Consent” means each Seller Consent, Purchaser Consent, Company consent and any other consent, permit, approval, authorisation, clearance, exemption, filing, recording or registration, licence or order, in each case whether corporate, regulatory or other, and references in this Agreement “to obtaining Consents” will be construed accordingly.

“Greece” means the Hellenic Republic and “Greek” shall be construed accordingly.

“Encumbrance” means any contractual right or right in rem, restrictions and third party rights or any other agreement or arrangement creating or conferring on any person a contractual right and/or right in rem over or legally limiting the capacity of that person to dispose of tangible or intangible assets or property and “to Encumber” shall be construed accordingly.

“Execution Date” means the date of execution of the present Agreement.

“Existing Capital” shall have the meaning ascribed to it in the Preamble.

“Existing Shares” shall have the meaning ascribed to it in the Preamble.

“Exchange Business Day” means a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the ATHEX, other than a day on which trading is scheduled to close prior to its regular weekday closing time.

“HELEX” means the Hellenic Exchanges S.A. Holding, Clearing, Settlement and Registry.

“ICC” shall have the meaning ascribed to it in Article 17.

“ICC Rules” shall have the meaning ascribed to it in Article 17.

“Interim Period” means the period commencing on the Execution Date and ending on the Completion Date.

“IPC” shall have the meaning ascribed to it in the Preamble.

“Market Disruption Event” means the occurrence or existence on any Exchange Business Day of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the ATHEX or otherwise) in the Existing Shares on the ATHEX, if that suspension or limitation is, in the determination of the Seller, acting in its sole discretion, material, provided that a limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the ATHEX.

“Notice” shall have the meaning ascribed to it in Article 11.

“OTE” shall have the meaning ascribed to it in the Preamble.

“OTE Shares” means ordinary registered voting shares issued by OTE from time to time and shall include the Existing Shares.

“Paragraph” means a paragraph of this Agreement.

“Purchaser’s Bank” means CITIBANK International plc, Greek branch.

“Purchaser’s Broker” means the company “INVESTMENT BANK OF GREECE S.A.” which shall execute, clear and settle the Block Trade on behalf of the Purchaser

“Purchaser’s Representations” means the representations of Article 6.

“Price per Share” means twenty-seven euros and fifty (27.50) per Sale Share.

“Proceedings” means any litigation, dispute, controversy, legal action, proceedings or claims of whatever nature.

“Purchase Price” means the Put Option 1 Price, i.e. total amount of six hundred seventy three million nine hundred fifty six thousand seven hundred seventy two Euros and fifty cents (673,956,772.50), that is the number of the Sale Shares multiplied by the Price per Share, payable by the Purchaser to acquire the Sale Shares.

“Put Option 1” shall have the meaning ascribed to it in the Preamble.

“Put Option 1 Exercise Notice” shall have the meaning ascribed to it in the Preamble.

“Put Option 1 Shares” shall have the meaning ascribed to it in the Preamble.

“Put Option 1 Date” shall have the meaning ascribed to it in the Preamble.

“Put Option 1 Price” shall have the meaning ascribed to it in the Preamble.

“Relevant Rights” means any and all rights arising from the ownership of the Sale Shares under Greek law and the Statutes.

“Right” shall have the meaning ascribed to it in Article 16.

“Sale Shares” means the total of the Put Option 1 Shares, i.e. 24,507,519 of the OTE Shares which are owned by the HR and representing 5 % of the Existing Capital and voting rights in OTE.

“Securities Account” means the securities account [μερίδα επενδυτή] no.          the Purchaser with the HELEX.

“Seller’s Account” means the bank account with held by the Seller with the Seller’s Bank.

“Seller’s Bank” means the Bank of Greece.

“Seller’s Broker” means the company “EFG Eurobank Securities S.A.” which shall execute, clear and settle the Block Trade on behalf of the Seller.

“Seller’s Representations” means the representations set out in Paragraph 6.1.

“Settlement Date” means the Completion Date or at the latest the first Exchange Business Day following the Completion Date.

“Statutes” means the articles of association of the Company, as in force at the date hereof and from time to time.

“Taxes” means all taxes of any nature, stamp or other duties, levies, contributions or charges imposed, levied or assessed against any person under Greek law.

“Transaction” means the transaction contemplated by this Agreement.

1.2    Interpretation

In this Agreement, except where the context otherwise requires:

(a)	Any reference to a Paragraph or Article is to the relevant Paragraph or Article of this Agreement;

(b)	the Article headings are included for convenience only and shall not affect the interpretation of this Agreement;

(c)	use of the singular includes the plural and vice versa;

(d)	use of any gender includes the other gender;

(e)	any reference to “persons” includes natural persons, entities (whether or not having separate legal personality), organisations, governments, governmental agencies and any other similar bodies;

(f)	any reference to a Law shall be construed as referring to a Greek law; and

(g)

any reference to a Law, any other law, statute, statutory provision, rule or regulation, subordinate or enabling legislation (“legislation”) shall be construed as referring to such legislation as amended from time to time and any legislation which re-enacts or codifies (with or without modification) any such legislation.

Article 2

Sale and Purchase of the Sale Shares

2.1    The Seller, on the terms and subject to the conditions contained in this Agreement and relying on the Purchaser’s Representations, hereby sells and agrees to transfer to the Purchaser and the Purchaser, on the terms and subject to the conditions contained in this Agreement and relying on the Seller’s Representations, hereby purchases and agrees to acquire the ownership of the Sale Shares from the Seller, in each case free and clear of any and all Encumbrances and including all rights pertaining to the Sale Shares.

2.2    The Parties agree that the Seller shall transfer the Sale Shares to the Purchaser on the Completion Date in accordance with Paragraph 4.1.

Article 3

Purchase Price - Payment Terms

3.1    In consideration of the sale by the Seller of the Sale Shares to the Purchaser, the Purchaser shall pay the Purchase Price to the Seller in cash, in one instalment and in same day funds. To this effect, the Purchaser shall procure that the Purchase Price will be credited through the Purchaser’s Bank to HELEX on the Settlement Date for the purposes of the settlement and clearance of the Block Trade, all in accordance with Article 5.

3.2    For the avoidance of doubt, the Parties agree that the dividend corresponding to the Sale Shares for the Company’s financial year that will end on 31 December 2009, which will become payable during 2010, will be for the benefit of the Purchaser.

Article 4

Completion

The Parties agree that Completion shall take place on the Put Option 1 Date (the “Completion Date”).

Article 5

Payment and Delivery

5.1    The Parties agree that on the Completion Date and more particularly prior to the commencement of the trading session of ATHEX on that day, provided that such day is an Exchange Business Day:

(a)

the Seller shall irrevocably instruct in writing the Seller’s Broker, through an instruction letter substantially in the form of ANNEX A hereof, to sell to the Purchaser the Sale Shares at the Price per Share through a Block Trade, against due performance by the Purchaser of its obligations under subparagraph (b) below, as required under the ATHEX Regulation, and to clear and settle the Block Trade on the Settlement Date, in accordance with the Clearing Regulation;

(b)	the Purchaser shall:

(i) irrevocably instruct in writing the Purchaser’s Broker, through an instruction letter substantially in the form of ANNEX B hereof, to purchase from the Seller the Sale Shares at the Price Per Share through a Block Trade and to transfer the clearance and settlement of the Block Trade (μετάθεση συναλλαγής) on the Settlement Date, in accordance with the Clearing Regulation, to the Purchaser’s Bank; and

(ii) provide evidence to the Seller substantially in the form of ANNEX C hereof, that the Purchaser’s Bank has received from the Purchaser an amount equal with the Purchase Price and has been instructed to utilise such funds for the purposes of clearing and settling the Block Trade on the Settlement Date, in accordance with the Clearing Regulation.

5.2	The Parties agree that:

(a)

the credit of (i) the Purchase Price to the Seller’s Account minus any Taxes, fees, duties and charges that may be payable by the Seller for the sale of the Sale Shares shall be conclusive evidence of the discharge of the Purchaser’s obligation to pay the Purchase Price; and

(b)

the registration of the Sale Shares with the Securities Account shall be conclusive evidence of the discharge of the Seller’s obligation to transfer the ownership over the Sale Shares to the Purchaser.

5.3    The Parties shall cooperate in the execution, clearing and settlement of the Block Trade by giving the requisite instructions to the Seller’s Broker and the Purchaser’s Broker, as the case may be, and undertake to communicate with each other in good faith.

5.4    Each of the Parties shall do or procure the doing of all such acts and will execute or procure the execution of all such documents as are necessary to implement the Block Trade.

Article 6

Representations

6.1	The HR hereby represents to DT as follows:

	(a)	The HR is the sole and undisputed owner and possessor of the Sale Shares and it has the legal right and power to sell and transfer the Sale Shares, and upon transfer of the Sale Shares to DT pursuant to this Agreement title thereto will pass, free and clear of all Encumbrances.

	(b)	The Sale Shares:

		(i)	exist and are fully paid-in; and

		(ii)	represent not less than 5% of the voting rights in the Company; and

		(iii)	are in dematerialised form, listed and traded on the “Big Capitalization Category” of the “Securities Market” of ATHEX.

	(c)	The Relevant Rights deriving from the Sale Shares are free and clear of any Encumbrance.

(d)

The execution of this Agreement by the HR and performance of its obligations hereunder and all documents and instruments signed or to be signed pursuant hereto, and the consummation of the Transaction, have been duly approved by the HR.

6.2	DT hereby represents to the HR that:

(a)

it is duly incorporated, validly existing and operating and in good standing under the laws of the jurisdiction of its incorporation and has the requisite capacity, power and authority to enter into and to perform its obligations under this Agreement, the Transaction and any other document or instrument related hereto;

(b)

it has obtained all Consents necessary or required to enable DT to sign and perform its obligations under this Agreement, the Transaction and any other document or instrument related hereto, and such Consents remain in full force and effect, and no further steps on the part of DT are necessary or required to approve this Agreement or any other document or instrument relevant thereto and the consummation of the Transaction; and

(c)

the execution of this Agreement by DT and performance of its obligations hereunder and all documents and instruments signed or to be signed pursuant hereto, and the consummation of the Transaction, have been duly approved by DT.

Article 7

Covenants and Undertakings

During the Interim Period, the Seller hereby covenants with and undertakes to the Purchaser that it:

(a)	shall not sell, transfer, assign or otherwise Encumber or dispose of any Sale Shares or to agree or commit to do any of the foregoing; and

(b)	shall, in general, refrain from any act or omission which may adversely affect the consummation of the Transaction.

Article 8

Default Interest

All payments to be made under this Agreement shall be made in Euros in same day available funds. If any sum due for payment under or in accordance with this Agreement is not paid on the due date, the Party in default shall be liable for default interest at the rate of six per cent

(6%) per annum (calculated on a day to day basis) on that sum from the due date until the date of actual payment.

Article 9

Confidentiality

9.1    The Parties shall use all reasonable endeavours to keep confidential and to ensure that their respective officers, employees, agents and professional and other advisers keep confidential any information and material (the “Confidential Information”) relating to the Transaction, this Agreement and any agreement or arrangement entered into pursuant hereto (the “Confidential Information”).

9.2    The Parties understand that full disclosure of the contents of this Agreement and relevant information, including Confidential Information, was required, for the purposes of the approval of the present Agreement by the IPC.

9.3    Save as provided below, no Party may use for its own business or other purposes or disclose to any third party any Confidential Information without the consent of the other Party. This Article 9 shall not apply to:

(a)	information which is or becomes publicly available (otherwise than as a result of a breach of this Article 9);

(b)	information which is independently developed by the relevant Party at the date hereof or acquired from a third party, to the extent that it is acquired with the right to disclose it;

(c)	information which was lawfully in the possession of the relevant Party at the date hereof free of any restriction on disclosure;

(d)

information which, following disclosure under this Article 9, becomes available to the relevant Party from a source other than another Party which is not bound by any obligation of confidentiality in relation to such information;

(e)

the disclosure by a Party of Confidential Information to its directors, agents or employees, as the case may be, who/which need to know that Confidential Information in the reasonable opinion of such Party for purposes relating to this Agreement but the above persons shall not use that Confidential Information for any other purpose;

(f)

the disclosure of Confidential Information to the extent required to be disclosed by law or any court of competent jurisdiction, or any binding judgement, order or requirement of any competent Authority for the purposes of obtaining any Consent or otherwise, following consultation with the other Party;

(g)	the disclosure of Confidential Information to any Tax Authority to the extent reasonably required for the purposes of the tax affairs of the Party concerned or any member of its group;

(h)	the disclosure to a Party’s professional advisers of information reasonably required to be disclosed for purposes relating to this Agreement; or

(i)	any announcement, or circular made, or information provided in accordance with the terms of Articles 9 and 10.

9.4    Each Party shall inform any officer, employee or agent or any professional or other advisor advising it, as the case may be, in relation to matters concerning this Agreement and the Transaction, or to whom it provides Confidential Information, that such information is confidential and shall instruct them:

(a)	to keep it confidential; and

(b)	not to disclose it to any third party (other than those persons to whom it has already been or may be disclosed in accordance with the terms of this Article 9).

Article 10

Announcements

10.1 A Party shall not make any public announcement or issue any circular relating to this Agreement or any ancillary matter after the date hereof, without the Parties having consulted each other and provided that the Parties will have duly considered any comments made by the other Party. The Parties agree that the notification that each Party will have to make following the completion of the Transaction, in accordance with article 9 of Greek law 3556/2007 and in the TR-1 standard form of the CMC, shall contain under paragraph 10 (additional information) of such standard form the following legend: “The present transaction was executed in accordance with and subject to the provisions of the Share Purchase Agreement and the Shareholders’ Agreement, both dated 14th of May, 2008, and ratified by Law 3676/2008, and the Share Purchase Agreement dated 29th of July 2009 between the Hellenic Republic and Deutsche Telekom AG”.

10.2 This Article 10 shall not prevent a Party from making any announcement or issue or release any press release or circular required by any applicable legislation, but the Party with an obligation to make an announcement or issue a circular shall consult with the other Party so far as is reasonably practicable before complying with such obligation.

Article 11

Notices - Service of Process

11.1   Any notice, claim, demand or other document or communication to be served or sent in connection with this Agreement or with any Proceedings (each a “Notice”) shall be in writing and may be delivered or sent by first class registered mail or facsimile or e-mail to the relevant Party at its address or facsimile number and e-mail address specified below or at such other address as either Party may have notified to the other Party five (5) Business Days prior to any change of contact details in accordance with this Paragraph 11.1, and marked “IMPORTANT LEGAL NOTICE”.

(a)	The contact details of the Purchaser are:

DEUTSCHE TELEKOM AG
Address: Friedrich-Ebert-Allee 140, 53113 Bonn, Germany
Tel: +49 228 181 74000
Fax: +49 228 181 44177
E-mail: Axel.Luetzner@telekom.de
Attention: Mr. Axel Lűtzner

with a copy to:
Freshfields Bruckhaus Deringer,
Attn.: Mr Michael Haidinger

(b)	The contact details of the Seller are:

Ministry of Economy and Finance
General Accounting Office
Directorate 25th - Department C’
37 Panepistimiou Str.
Athens 101 65
Tel: 210 - 33 38 910, 210 33 38 975
Fax: 210 - 33 38 959
email: d25@mof-glk.gr
Attention of: Director

with a copy to:
Ministry of Economy and Finance
Special Secretariat for Privatization
8 Karagiorgi Servias Str.
Athens 101 84
Tel: 210 - 33 75 736
Fax: 210 - 33 75 917
email: ega@mnec.gr
Attention of: Special Secretary for Privatisation

11.2	Any Notice shall be deemed to have been served:

(a) if delivered, at the date of delivery where it is delivered before 13.00 on a Business Day and, in any other case, at 10.00 on the Business Day following delivery; or

(b) if posted, on the date of receipt where it is received before 15.00 on a Business Day and, in any other case, at 10.00 on the Business Day following receipt; or

(c)

if sent by facsimile or e-mail, on the date of transmission, where it is transmitted before 13.00 on a Business Day, and, in any other case, at 10.00 on the Business Day following the date of transmission, provided received in legible form.

11.3   In proving service of a Notice it shall be sufficient to prove that delivery was made or that the envelope containing the Notice was properly addressed and received or that the facsimile or e-mail was properly addressed and transmitted and received in legible form, as the case may be, in each case at the address, facsimile number or e-mail address referred to in Paragraph 11.1.

Article 12

Amendment, Variation and Waiver

No amendment, variation or waiver of this Agreement or any provision hereof shall be effective unless it is in writing and duly executed by or on behalf of each Party.

Article 13

Entire Agreement

13.1   This Agreement contains the entire agreement between the Parties relating to the Transaction and supersedes all previous arrangements of any kind between the Parties relating to the same matter.

13.2   For the avoidance of doubt, the present Agreement and the provisions contained herein are without prejudice to the Share Purchase Agreement and the Shareholders’ Agreement the provisions of which remain in full force and effect.

Article 14

Language

This Agreement has been executed in the English language and all Notices between the Parties shall be in the English language.

Article 15

Assignment

This Agreement is personal to the Parties and the rights and obligations of any of the Parties may not be assigned or otherwise transferred without the prior written consent of the other Party.

Article 16

Miscellaneous

16.1   Each Party shall bear all Taxes, costs, commissions, fees, expenses or other charges of a similar nature incurred by it in connection with the preparation, negotiation, entry into and performance of this Agreement and the documents to be entered into pursuant hereto, taking into account article 10 of Law 3049/2002.

16.2   No failure of any Party to exercise, and no delay by it in exercising, any right, power or remedy in connection with this Agreement (each a “Right”) shall operate as a waiver of that Right, nor shall any single or partial exercise of any Right preclude any other or further exercise of that Right or the exercise of any other Right. Any express waiver of any breach of this Agreement shall not be deemed to be a waiver of any subsequent breach.

16.3   If any provision (or part of a provision) in this Agreement is invalid or unenforceable to any extent or for any purpose, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions (or the rest of the provision in question); but the relevant provision shall be deemed to be severed or subject to such consequential modifications as may be necessary.

16.4   Each Party warrants to the other to discharge in good faith all of its obligations in strict compliance with each, every and all the terms and provisions contained in this Agreement.

Article 17

Arbitration

All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration (the “ICC Rules”) of the International Chamber of Commerce (“ICC”) by three (3) arbitrators, of whom one shall be appointed by each Party and the third one (who will preside the arbitral tribunal) shall be appointed by the Chairman of the ICC, in accordance with the ICC Rules. The place or arbitration shall be Geneva, Switzerland and the language of the proceedings shall be the English language. The award rendered by the arbitral tribunal shall be final and binding, without recourse to national courts, except where provided by law.

Article 18

Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of Greece.

IN WITNESS WHEREOF, the Parties have signed this Agreement in two (2) originals the day and year first above written and each Party has received one (1) original.

Signed on behalf of the Hellenic Republic                    Signed on behalf of Deutsche Telekom AG

By	By

Name:	Name:

Position:	Position:

Place:	Place:

By:

Name:

Position:

Place: